File No. 33-43846

811-524

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No.	[_]

Post-Effective Amendment No. 162	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 162	[X]

The Dreyfus/Laurel Funds Trust

(Exact Name of Registrant as Specified in Charter)

c/o The Dreyfus Corporation

200 Park Avenue, New York, New York 10166

(Address of Principal Executive Offices)     (Zip Code)

Registrant's Telephone Number, including Area Code: (212) 922-6000

Michael A. Rosenberg, Esq.

200 Park Avenue

New York, New York 10166

(Name and Address of Agent for Service)

COPY TO:

David Stephens, Esq.

Stroock & Stroock & Lavan LLP

180 Maine Lane

New York, NY 10038-4982

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

  Facing sheet of the Registration Statement.
  Part C to the Registration Statement (including signature page).
  Exhibit N(4) to Item 27 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file revised Rule 18f-3 Plan as Exhibit N(4) to Item 27 to this Registration Statement on Form N-1A. The Rule 18f-3 plan has been revised to reflect changes with respect to eligibility requirements of Class I shares for Dreyfus Emerging Markets Debt Local Currency Fund.

Parts A and B of Dreyfus Emerging Markets Debt Local Currency Fund were filed with Post-Effective Amendment No. 158 to the Registration Statement on Form N-1A filed on September 27, 2010 pursuant to Rule 485(b) under the Securities Act of 1933, as amended and are incorporated by reference herein.

THE DREYFUS/LAUREL FUNDS TRUST

(formerly, The Laurel Funds Trust)

PART C

OTHER INFORMATION

Item 27.           Exhibits

            A(1)     Second Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A.

            A(2)     Amendment No. 1 to Registrant's Second Amended and Restated Agreement and Declaration of Trust, filed on February 7, 1994, is incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A.

            A(3)     Amendment No. 2 to Registrant's Second Amended and Restated Agreement and Declaration of Trust, filed on March 31, 1994, is incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A.

            A(4)     Amendment No. 3 to Registrant's Second Amended and Restated Agreement and Declaration of Trust, filed on October 17, 1994, is incorporated by reference to Exhibit 1(d) of Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A, filed on December 13, 1994.

            A(5)     Amendment No. 4 to Registrant's Second Amended and Restated Agreement and Declaration of Trust, filed on December 19, 1994, is incorporated by reference to Exhibit 1(e) of Post-Effective Amendment No. 93 to the Registration Statement on Form N-1A filed on December 19, 1994.

            A(6)     Amendment No. 9 to Registrant’s Second Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Exhibit A(5) of Post-Effective Amendment No. 117 to the Registration Statement on Form N-1A, filed on April 25, 2003.

            A(7)     Amendment No. 10 to Registrant’s Second Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Exhibit A(7) of Post-Effective Amendment No. 145 to the Registration Statement on Form N-1A, filed on February 26, 2009.

            A(8)     Amendment No. 11 to Registrant’s Second Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Exhibit A(8) of Post-Effective Amendment No. 147 to the Registration Statement on Form N-1A, filed on April 30, 2009.

            B          Amended and restated By-laws, dated February 1, 2006, are incorporated by reference to Post-Effective Amendment No. 127 to the Registration Statement on Form N-1A, filed on April 28, 2006.

            D(1)     Investment Management Agreement between the Registrant and Mellon Bank, N.A., dated April 4, 1994, is incorporated by Reference to Exhibit (d) of Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A.

            D(2)     Assignment Agreement among the Registrant, Mellon Bank, N.A. and The Dreyfus Corporation, dated as of October 17, 1994 (relating to Investment Management Agreement, dated April 4, 1994), is incorporated by reference to Exhibit (d) of Post-Effective Amendment No. 93 to the Registration Statement on Form N-1A, filed on December 19, 1994.

            D(3)     Management Agreement between the Registrant (on behalf of Dreyfus Premier International Bond Fund) and The Dreyfus Corporation, dated December 20, 2005, is incorporated by reference to Exhibit (d) of Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A, filed on December 27, 2005.

            D(4)     Amended Management Agreement between the Registrant and The Dreyfus Corporation, dated December 20, 2005 and as revised April 20, 2006 (adding Dreyfus Premier Equity Income Fund), is incorporated by reference to Exhibit (d) of Post-Effective Amendment No. 129 to the Registration Statement on Form N-1A, filed on June 29, 2006.

            D(5)     Amended Management Agreement between the Registrant and The Dreyfus Corporation, dated December 20, 2005 and as revised April 26, 2007 (adding Dreyfus Premier Global Equity Income Fund and Dreyfus Premier 130/30 Growth Fund), is incorporated by reference to Exhibit D(6) of Post-Effective Amendment No. 134 to the Registration Statement on Form N-1A, filed on September 11, 2007.

            D(6)     Amended Management Agreement between the Registrant and The Dreyfus Corporation, dated December 20, 2005 and as revised July 24, 2008 (adding Dreyfus Premier Emerging Markets Debt Local Currency Fund), is incorporated by reference to Exhibit D(6) of Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A, filed on August 26, 2008.

            D(7)     Amended Management Agreement between the Registrant and The Dreyfus Corporation, dated December 20, 2005 and as revised April 16, 2010 (adding Dreyfus Institutional Income Advantage Fund), is incorporated by reference to Exhibit D(7) of Post-Effective Amendment No. 157 to the Registration Statement on Form N-1A, filed on June 25, 2010.

            D(8)     Sub-Investment Advisory Agreement, dated April 26, 2007 (relating to Dreyfus Premier Global Equity Income Fund), is incorporated by reference to Exhibit D(8) of Post-Effective Amendment No. 134 to the Registration Statement on Form N-1A, filed on September 11, 2007.

            D(9)     Sub-Investment Advisory Agreement between The Dreyfus Corporation and Mellon Capital Management Corporation, dated April 26, 2007 (relating to Dreyfus Premier 130/30 Growth Fund), is incorporated by reference to Exhibit D(9) of Post-Effective Amendment No. 134 to the Registration Statement on Form N-1A, filed on September 11, 2007.

            E(1)     Distribution Agreement between the Registrant and Dreyfus Service Corporation, dated March 22, 2000 (relating to Dreyfus Premier Core Value Fund, Dreyfus Premier Limited Term High Yield Fund and Dreyfus Premier Managed Income Fund), is incorporated by reference to Post-Effective Amendment No. 119 to the Registration Statement on Form N-1A, filed on June 25, 2004.

            E(2)     Amended Distribution Agreement between the Registrant and Dreyfus Service Corporation, dated March 22, 2000 and as revised December 20, 2005 (adding Dreyfus Premier International Bond Fund), is incorporated by reference to Exhibit (e) of Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A, filed on December 27, 2005.

            E(3)     Amended Distribution Agreement between the Registrant and Dreyfus Service Corporation, dated March 22, 2000 and as revised April 20, 2006 (adding Dreyfus Premier Equity Income Fund), is incorporated by reference to Exhibit (e) of Post-Effective Amendment No. 129 to the Registration Statement on Form N-1A, filed on June 29, 2006.

            E(4)     Amended Distribution Agreement between the Registrant and Dreyfus Service Corporation, dated March 22, 2000 and as revised April 26, 2007 (adding Dreyfus Premier Global Equity Income Fund and Dreyfus Premier 130/30 Growth Fund), is incorporated by referenced to Exhibit E(1) of Post-Effective Amendment No. 134, filed on September 11, 2007.

            E(5)     Amended Distribution Agreement between the Registrant and MBSC Securities Corporation (formerly, Dreyfus Service Corporation), dated March 22, 2000 and as revised July 24, 2008 (adding Dreyfus Premier Emerging Markets Debt Local Currency Fund), is incorporated by referenced to Exhibit E(1) of Post-Effective Amendment No. 143, filed on August 26, 2008.

            E(6)     Amended Distribution Agreement between the Registrant and MBSC Securities Corporation (formerly, Dreyfus Service Corporation), dated March 22, 2000 and as revised April 16, 2010 (adding Dreyfus Institutional Income Advantage Fund), is incorporated by referenced to Exhibit E(6) of Post-Effective Amendment No. 157, filed on June 25, 2010.

            E(7)     Amended Distribution Agreement between the Registrant and MBSC Securities Corporation (formerly, Dreyfus Service Corporation), dated March 22, 2010 and amended October 1, 2010, is incorporated by referenced to Exhibit E(7) of Post-Effective Amendment No. 158, filed on September 27, 2010.

            E(8)     Forms of Service Agreements are incorporated by reference to Exhibit E(5) of Post-Effective Amendment No. 131 to the Registration Statement on Form N-1A, filed on February 28, 2007.

            E(9)     Forms of Supplement to Service Agreements are incorporated by reference to Exhibit E(6) of Post-Effective Amendment No. 131 to the Registration Statement on Form N-1A, filed on February 28, 2007.

            F          Not applicable.

            G         Custody Agreement between the Registrant and The Bank of New York Mellon, dated January 1, 2011, is incorporated by reference to Exhibit G of Post-Effective Amendment No. 160 to the Registration Statement on Form N-1A, filed on February 25, 2011.

            H(1)     Amended and Restated Transfer Agency Agreement between the Registrant and Dreyfus Transfer, Inc., dated June 1, 2007, is incorporated by reference to Exhibit H(1) of Post-Effective Amendment No. 160 to the Registration Statement on Form N-1A, filed on February 25, 2011.

            H(2)     Shareholder Services Plan, dated December 20, 2005 for Dreyfus Premier International Bond Fund (relating to Class A and Class C shares), is incorporated by reference to Exhibit h(4) of Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A, filed on December 27, 2005.

            H(3)     Amended Shareholder Services Plan, dated December 20, 2005 and as revised April 20, 2006 (adding Dreyfus Premier Equity Income Fund – Class A, Class C and Class T shares), is incorporated by reference to Exhibit h(4) of Post-Effective Amendment No. 129 to the Registration Statement on Form N-1A, filed on June 29, 2006.

            H(4)     Amended Shareholder Services Plan, dated December 20, 2005 and as revised April 26, 2007 adding Dreyfus Premier Global Equity Income Fund and Dreyfus Premier 130/30 Growth Fund (relating to Class A, Class C and Class T shares), is incorporated by reference to Exhibit h(4) of Post-Effective Amendment No. 136 to the Registration Statement on Form N-1A, filed on October 15, 2007.

            H(5)     Amended Shareholder Services Plan dated December 20, 2005 and as revised July 24, 2008 adding Dreyfus Premier Emerging Markets Debt Local Currency Fund (relating to Class A and Class C shares), is incorporated by reference to Exhibit h(4) of Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A, filed on August 26, 2008.

            I(1)      Opinion and consent of Registrant’s counsel is incorporated by reference to Exhibit I(1) of Post-Effective Amendment No. 136 to the Registration Statement on Form N-1A, filed on October 15, 2007.

            I(2)      Opinion and consent of Registrant’s counsel (relating to Dreyfus Premier Emerging Markets Debt Local Currency Fund), is incorporated by reference to Exhibit I of Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A, filed on August 26, 2008.

            I(3)      Opinion and consent of Registrant’s counsel (relating to Dreyfus Institutional Income Advantage Fund), is incorporated by reference to Exhibit I(3) of Post-Effective Amendment No. 157 to the Registration Statement on Form N-1A, filed on June 25, 2010.

            I(4)      Opinion and consent of Registrant's counsel (relating to Dreyfus International Bond Fund and Dreyfus Global Equity Income Fund) is incorporated by reference to Exhibit I(4) of Post-Effective Amendment No. 160 to the Registration Statement on Form N-1A, filed on February 25, 2011.

            J           Consent of Independent Registered Public Accounting Firm is incorporated by referenced to Exhibit J of Post-Effective Amendment No. 160, filed on February 25, 2011.

            K         Letter of Investment Intent. Incorporated by reference to the Registration Statement.

            M(1)    Amended Distribution Plan, dated April 24, 1997 (relating to Class B Shares and Class C Shares) for Dreyfus Premier Limited Term High Yield Fund, is incorporated by reference to Exhibit M(1) of Post-Effective Amendment No. 119 to the Registration Statement on Form N-1A, filed on June 25, 2004.

            M(2)    Amended and Restated Distribution Plan, dated January 27, 2000 and effective March 22, 2000 for (relating to Class A Shares and Institutional Shares) for Dreyfus Premier Core Value Fund, Dreyfus Premier Managed Income Fund and Dreyfus Premier Limited Term High Yield Fund, is incorporated by reference to Exhibit M(2) of Post-Effective Amendment No. 119 to the Registration Statement on Form N-1A, filed on June 25, 2004.

            M(3)    Distribution Plan, dated August 14, 1999 (relating to Class T shares) for Dreyfus Premier Core Value Fund, is incorporated by reference to Exhibit M(3) of Post-Effective Amendment No. 137 to the Registration Statement on Form N-1A, filed on December 26, 2007.

            M(4)    Distribution Plan, dated December 19, 1994 and as revised November 20, 1997 (relating to Class B and Class C shares) for Dreyfus Premier Core Value Fund and Dreyfus Premier Managed Income Fund, is incorporated by reference to Exhibit M(4) of Post-Effective Amendment No. 137 to the Registration Statement on Form N-1A, filed on December 26, 2007.

            M(5)    Distribution Plan, dated December 20, 2005 (relating to Class C Shares) for Dreyfus Premier International Bond Fund, is incorporated by reference to Exhibit M(4) of Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A, filed on December 27, 2005.

            M(6)    Amended Distribution Plan, dated December 20, 2005 and as revised April 20, 2006 (relating to Class C and Class T shares) for Dreyfus Premier Equity Income Fund, is incorporated by reference to Post-Effective Amendment No. 129 to the Registration Statement on Form N-1A, filed on June 29, 2006.

            M(7)    Amended Distribution Plan, dated December 20, 2005 and as revised April 26, 2007 (relating to Class C and Class T shares) for Dreyfus Premier Global Equity Income Fund and Dreyfus Premier 130/30 Growth Fund), is incorporated by reference to Exhibit M(5) of Post-Effective Amendment No. 134 to the Registration Statement on Form N-1A, filed on September 11, 2007.

            M(8)    Amended Distribution Plan, dated December 20, 2005 and as revised July 24, 2008 (relating to Class C shares) for Dreyfus Premier Emerging Markets Debt Local Currency Fund), is incorporated by reference to Exhibit M(5) of Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A, filed on August 26, 2008.

            M(9)    Amended and Restated Service Plan, dated March 22, 2000 (relating to Class B, Class C and Class T Shares) for Dreyfus Premier Managed Income Fund, Dreyfus Premier Limited Term High Yield Fund and Dreyfus Premier Core Value Fund, is incorporated by reference to Exhibit (m) of Post-Effective Amendment No. 113 to the Registration Statement on Form N-1A, filed on May 1, 2000.

            M(10)  Service plan for Dreyfus Institutional Income Advantage Fund, is incorporated by reference to Exhibit M(10) of Post-Effective Amendment No. 157 to the Registration Statement on Form N-1A, filed on June 25, 2010.

            N(1)     Rule 18f-3 Plan for Dreyfus Core Value Fund and Dreyfus High Yield Fund, is incorporated by reference to Exhibit (N(1)) of Post-Effective Amendment No. 149 to the Registration Statement on Form N-1A, filed on September 28, 2009.

            N(2)     Rule 18f-3 Plan for Dreyfus International Bond Fund, Dreyfus Equity Income Fund, Dreyfus Global Equity Income Fund and Dreyfus Emerging Markets Debt Local Currency Fund, amended as of February 4, 2009 and revised as of April 15, 2010, is incorporated by reference to Exhibit N(2) of Post-Effective Amendment No. 159 to the Registration Statement on Form N-1A, filed on October 5, 2010.

            N(3)     Rule 18f-3 Plan for Dreyfus Institutional Income Advantage Fund, dated April 29, 2010, is incorporated by reference to Exhibit N(3) of Post-Effective Amendment No. 157 to the Registration Statement on Form N-1A, filed on June 25, 2010.

            N(4)     Rule 18f-3 Plan for Dreyfus International Bond Fund, Dreyfus Equity Income Fund, Dreyfus Global Equity Income Fund and Dreyfus Emerging Markets Debt Local Currency Fund, amended as of February 4, 2009 and revised as of March 18, 2011, is filed herewith.

            P(1)      Code of Ethics adopted by the Registrant is incorporated by reference to Exhibit P(1) of Post-Effective Amendment No. 138 to the Registration Statement on Form N-1A, filed on February 26, 2008.

            P(2)      Code of Ethics adopted by The Dreyfus Corporation, as adviser to the Registrant, Mellon Capital Management Corporation, as sub-investment adviser to Dreyfus Premier 130/30 Growth Fund; and Newton Capital Management Limited, as sub-investment adviser to Dreyfus Premier Global Equity Income Fund, is incorporated by reference to Exhibit P(2) of Post-Effective Amendment No. 138 to the Registration Statement on Form N-1A, filed on February 26, 2008.

            P(3)      Code of Ethics adopted by the non-management Board members of the Dreyfus Family of Funds, effective March 31, 2010 is incorporated by reference to Exhibit P(3) of Post-Effective Amendment No. 152 to the Registration Statement on Form N-1A, filed on February 25, 2010.

Other Exhibits

a)      Power of Attorney Power of Attorney of Bradley J. Skapyak, James Windels and Trustees, dated October 28, 2009 is incorporated by to Post-Effective Amendment No. 150 to the Registration Statement on Form N-1A, filed on December 24, 2009.

Item 28.           Persons Controlled By or Under Common Control with Registrant

Not applicable.

Item 29.           Indemnification

            The Registrant's charter documents set forth the circumstances under which indemnification shall be provided to any past or present Board member or officer of the Registrant. The Registrant also has entered into a separate agreement with each of its Board members that describes the conditions and manner in which the Registrant indemnifies each of its Board members against all liabilities incurred by them (including attorneys' fees and other litigation expenses, settlements, fines and penalties), or which may be threatened against them, as a result of being or having been a Board member of the Registrant. These indemnification provisions are subject to applicable state law and to the limitation under the Investment Company Act of 1940, as amended, that no board member or officer of a fund may be protected against liability for willful misfeasance, bad faith, gross negligence or reckless disregard for the duties of his or her office. Reference is hereby made to the following:

Article VI of the Registrant’s Declaration of Trust and any amendments thereto, and Section 1.9 of the Distribution Agreement.

Item 30. (a)      Business and Other Connections of the Investment Adviser

            The Dreyfus Corporation ("Dreyfus") and subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. Dreyfus also serves as sub-investment adviser to and/or administrator of other investment companies. MBSC Securities Corporation, a wholly-owned subsidiary of Dreyfus, serves primarily as a registered broker-dealer of shares of investment companies sponsored by Dreyfus and of other investment companies for which Dreyfus acts as an investment adviser, sub-investment adviser or administrator.

(b)     Business and Other Connections of Sub-Investment Adviser

Registrant is fulfilling the requirement of this Item 26 to provide a list of the officers and directors of Newton Capital Management Limited ("Newton"), the sub-investment adviser to Registrant's Dreyfus Global Equity Income Fund, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Newton or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Newton (SEC File No. 801-42114).

ITEM 31.              Business and Other Connections of Investment Adviser (continued)

                                Officers and Directors of Investment Adviser

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

Jonathan Baum Chief Executive Officer and Chair of the Board	MBSC Securities Corporation++	Chief Executive Officer Chairman of the Board Director Executive Vice President	3/08 - Present 3/08 - Present 6/07 - 3/08 6/07 - 3/08

J. Charles Cardona

President and Director	MBSC Securities Corporation++	Director Executive Vice President	6/07 - Present 6/07 - Present

	Universal Liquidity Funds plc+	Director	4/06 - Present

Diane P. Durnin

Vice Chair and Director	None

Phillip N. Maisano Director, Vice Chair and Chief Investment Officer	The Bank of New York Mellon *****	Senior Vice President	7/08 - Present

	BNY Mellon, National Association +	Senior Vice President	7/08 - Present

	Mellon Bank, N.A.+	Senior Vice President	4/06 - 6/08

	BNY Alcentra Group Holdings, Inc.++	Director	10/07 - Present

BNY Mellon Investment Office GP LLC*

		Manager	4/07 - Present

	Mellon Global Alternative Investments Limited London, England	Director	8/06 - Present

	Pareto Investment Management Limited London, England	Director	4/08 - Present

	The Boston Company Asset Management NY, LLC*	Manager	10/07 - Present

	The Boston Company Asset Management, LLC*	Manager	12/06 - Present

	Urdang Capital Management, Inc. 630 West Germantown Pike, Suite 300 Plymouth Meeting, PA 19462	Director	10/07 - Present

	Urdang Securities Management, Inc. 630 West Germantown Pike, Suite 300 Plymouth Meeting, PA 19462	Director	10/07 - Present

	EACM Advisors LLC 200 Connecticut Avenue Norwalk, CT 06854-1940	Chairman of Board	8/04 - Present

Phillip N. Maisano Director, Vice Chair and Chief Investment Officer

(continued)

	Founders Asset Management LLC****	Member, Board of Managers	11/06 - 12/09

	Standish Mellon Asset Management Company, LLC Mellon Financial Center 201 Washington Street Boston, MA 02108-4408	Board Member	12/06 - Present

	Mellon Capital Management Corporation***	Director	12/06 - Present

	Newton Management Limited London, England	Board Member	12/06 - Present

	Franklin Portfolio Associates, LLC*	Board Member	12/06 - Present

Robert G. Capone

Director	MBSC Securities Corporation++	Executive Vice President Director	4/07 - Present 4/07 - Present

	The Bank of New York Mellon*****	Vice President	2/06 - Present

Mitchell E. Harris

Director	Standish Mellon Asset Management Company LLC Mellon Financial Center 201 Washington Street Boston, MA 02108-4408	Chairman Chief Executive Officer Member, Board of Managers	2/05 - Present 8/04 - Present 10/04 - Present

	Alcentra NY, LLC++	Manager	1/08 - Present

	Alcentra US, Inc. ++	Director	1/08 - Present

	Alcentra, Inc. ++	Director	1/08 - Present

	BNY Alcentra Group Holdings, Inc.	Director	10/07 - Present

	Pareto New York LLC ++	Manager	11/07 - Present

	Standish Ventures LLC Mellon Financial Center 201 Washington Street Boston, MA 02108-4408	President Manager	12/05 - Present 12/05 - Present

	Palomar Management London, England	Director	12/97 - Present

	Palomar Management Holdings Limited London, England	Director	12/97 - Present

	Pareto Investment Management Limited London, England	Director	9/04 - Present

Jeffrey D. Landau

Director	The Bank of New York Mellon+	Executive Vice President	4/07 - Present

	Allomon Corporation+	Treasurer	12/07 - Present

	APT Holdings Corporation+	Treasurer	12/07 - Present

	BNY Mellon, N.A.+	Treasurer	7/07 - 0/10

	Mellon Funding Corporation+ The Bank of New York Mellon Corporation+	Treasurer Treasurer	12/07 - 12/09 7/07 - 01/10

Cyrus Taraporevala

Director	Urdang Capital Management, Inc. 630 West Germantown Pike, Suite 300 Plymouth Meeting, PA 19462	Director	10/07 - Present

	Urdang Securities Management, Inc. 630 West Germantown Pike, Suite 300 Plymouth Meeting, PA 19462	Director	10/07 - Present

	The Boston Company Asset Management NY, LLC*	Manager	08/06 – Present

	The Boston Company Asset Management LLC*	Manager	01/08 – Present

	BNY Mellon, National Association+	Senior Vice President	07/06 - Present

	The Bank of New York Mellon*****	Senior Vice President	07/06 - Present

Scott E. Wennerholm

Director	Mellon Capital Management Corporation***	Director	10/05 - Present

	Newton Management Limited London, England	Director	1/06 - Present

	Gannett Welsh & Kotler LLC	Manager	11/07 - Present

	222 Berkley Street Boston, MA 02116	Administrator	11/07 - Present

	BNY Alcentra Group Holdings, Inc. ++	Director	10/07 - Present

	Ivy Asset Management Corp. One Jericho Plaza Jericho, NY 11753	Director	12/07 - Present

	Urdang Capital Management, Inc. 630 West Germantown Pike, Suite 300 Plymouth Meeting, PA 19462	Director	10/07 - Present

	Urdang Securities Management, Inc. 630 West Germantown Pike, Suite 300 Plymouth Meeting, PA 19462	Director	10/07 - Present

	EACM Advisors LLC 200 Connecticut Avenue Norwalk, CT 06854-1940	Manager	6/04 - Present

Scott E. Wennerholm

Director

(continued)

	Franklin Portfolio Associates LLC*	Manager	1/06 - Present

	The Boston Company Asset Management NY, LLC*	Manager	10/07 - Present

	The Boston Company Asset Management LLC*	Manager	10/05 - Present

	Pareto Investment Management Limited London, England	Director	3/06 - Present

	Standish Mellon Asset Management Company, LLC Mellon Financial Center 201 Washington Street Boston, MA 02108-4408	Member, Board of Managers	10/05 - Present

	The Boston Company Holding, LLC*	Member, Board of Managers	4/06 - Present

	The Bank of New York Mellon *****	Senior Vice President	7/08 - Present

	BNY Mellon, National Association +	Senior Vice President	7/08 - Present

	Mellon Bank, N.A. +	Senior Vice President	10/05 - 6/08

	Mellon Trust of New England, N. A.*	Director Senior Vice President	4/06 - 6/08 10/05 - 6/08

	MAM (DE) Trust+++++	Member of Board of Trustees	1/07 - Present

	MAM (MA) Holding Trust+++++	Member of Board of Trustees	1/07 - Present

Bradley J. Skapyak

Chief Operating Officer and Director	MBSC Securities Corporation++	Executive Vice President	6/07 - Present
	The Bank of New York Mellon****	Senior Vice President	4/07 - Present

	The Dreyfus Family of Funds++	President	1/10 - Present

	Dreyfus Transfer, Inc. ++	Senior Vice President Director	5/10 - Present 5/10 - Present

Dwight Jacobsen

Executive Vice President and Director	None

Patrice M. Kozlowski

Senior Vice President – Corporate Communications	None

Gary Pierce Controller	The Bank of New York Mellon *****	Vice President	7/08 - Present

	BNY Mellon, National Association +	Vice President	7/08 - Present

	The Dreyfus Trust Company+++	Chief Financial Officer Treasurer	7/05 - 6/08 7/05 - 6/08

	Laurel Capital Advisors, LLP+	Chief Financial Officer	5/07 - Present

	MBSC Securities Corporation++	Director Chief Financial Officer	6/07 - Present 6/07 - Present

	Founders Asset Management, LLC****	Assistant Treasurer	7/06 - 12/09
	Dreyfus Consumer Credit Corporation ++	Treasurer	7/05 - 08/10

	Dreyfus Transfer, Inc. ++	Chief Financial Officer	7/05 - Present

	Dreyfus Service Organization, Inc.++	Treasurer	7/05 - Present
	Seven Six Seven Agency, Inc. ++	Treasurer	4/99 - Present

Joseph W. Connolly

Chief Compliance Officer	The Dreyfus Family of Funds++	Chief Compliance Officer	10/04 - Present

	Laurel Capital Advisors, LLP+	Chief Compliance Officer	4/05 - Present

	BNY Mellon Funds Trust++	Chief Compliance Officer	10/04 - Present

	MBSC Securities Corporation++	Chief Compliance Officer	6/07 – Present

Gary E. Abbs

Vice President – Tax	The Bank of New York Mellon+	First Vice President and Manager of Tax Compliance	12/96 – Present

	Dreyfus Service Organization++	Vice President – Tax	01/09 – Present

	Dreyfus Consumer Credit Corporation++	Chairman President	01/09 – 08/10 01/09 – 08/10

	MBSC Securities Corporation++	Vice President – Tax	01/09 – Present

Jill Gill

Vice President – Human Resources	MBSC Securities Corporation++	Vice President	6/07 – Present

	The Bank of New York Mellon *****	Vice President	7/08 – Present

	BNY Mellon, National Association +	Vice President	7/08 - Present

	Mellon Bank N.A. +	Vice President	10/06 – 6/08

Joanne S. Huber

Vice President – Tax	The Bank of New York Mellon+	State & Local Compliance Manager	07/1/07 – Present

	Dreyfus Service Organization++	Vice President – Tax	01/09 – Present

	Dreyfus Consumer Credit Corporation++	Vice President – Tax	01/09 – 08/10

	MBSC Securities Corporation++	Vice President – Tax	01/09 – Present

Anthony Mayo

Vice President – Information Systems	None

John E. Lane Vice President	A P Colorado, Inc. +	Vice President – Real Estate and Leases	8/07 - Present
	A P East, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	A P Management, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	A P Properties, Inc. +	Vice President – Real Estate and Leases	8/07 - Present
	Allomon Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	AP Residential Realty, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	AP Wheels, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	BNY Mellon, National Association +	Vice President – Real Estate and Leases	7/08 - Present
	Citmelex Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	Eagle Investment Systems LLC 65 LaSalle Road West Hartford, CT 06107	Vice President– Real Estate and Leases	8/07 - Present
	East Properties Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	FSFC, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	Holiday Properties, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	MBC Investments Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	MBSC Securities Corporation++	Vice President– Real Estate and Leases	8/07 - Present
	MELDEL Leasing Corporation Number 2, Inc. +	Vice President– Real Estate and Leases	7/07 - Present
	Mellon Bank Community Development Corporation+	Vice President– Real Estate and Leases	11/07 - Present
	Mellon Capital Management Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	Mellon Financial Services Corporation #1+	Vice President– Real Estate and Leases	8/07 - Present
	Mellon Financial Services Corporation #4+	Vice President – Real Estate and Leases	7/07 - Present
	Mellon Funding Corporation+	Vice President– Real Estate and Leases	12/07 - Present
John E. Lane Vice President (continued)	Mellon Holdings, LLC+	Vice President– Real Estate and Leases	12/07 - Present
	Mellon International Leasing Company+	Vice President– Real Estate and Leases	7/07 - Present
	Mellon Leasing Corporation+	Vice President– Real Estate and Leases	7/07 - Present
	Mellon Securities Trust Company+	Vice President– Real Estate and Leases	8/07 - 7/08
	Mellon Trust Company of Illinois+	Vice President– Real Estate and Leases	8/07 - 07/08
	Mellon Trust Company of New England, N.A.+	Vice President– Real Estate and Leases	8/07 - 6/08
	Mellon Trust Company of New York LLC++	Vice President– Real Estate and Leases	8/07 - 6/08
	Mellon Ventures, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	Melnamor Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	MFS Leasing Corp. +	Vice President– Real Estate and Leases	7/07 - Present
	MMIP, LLC+	Vice President– Real Estate and Leases	8/07 - Present
	Pareto New York LLC ++	Vice President– Real Estate and Leases	10/07 - Present
	Pontus, Inc. +	Vice President– Real Estate and Leases	7/07 - Present
	Promenade, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	RECR, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	Technology Services Group, Inc.*****	Senior Vice President	6/06 - Present

	Tennesee Processing Center LLC*****	Managing Director	5/08 - Present
		Senior Vice President	4/04 - 5/08

	Texas AP, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	The Bank of New York Mellon*****	Vice President – Real Estate and Leases	7/08 - Present
	The Bank of New York Mellon Corporation*****	Executive Vice President	8/07 - Present

	Trilem, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
Jeanne M. Login Vice President	A P Colorado, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	A P East, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	A P Management, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	A P Properties, Inc. +	Vice President – Real Estate and Leases	8/07 - Present
	Allomon Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	AP Residential Realty, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
Jeanne M. Login Vice President (continued)	AP Wheels, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	APT Holdings Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	BNY Investment Management Services LLC++++	Vice President– Real Estate and Leases	1/01 - Present
	BNY Mellon, National Association +	Vice President – Real Estate and Leases	7/08 - Present
	Citmelex Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	Eagle Investment Systems LLC+	Vice President– Real Estate and Leases	8/07 - Present
	East Properties Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	FSFC, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	Holiday Properties, Inc. +	Vice President– Real Estate and Leases	8/07 - Present
	MBC Investments Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	MBSC Securities Corporation++	Vice President– Real Estate and Leases	8/07 - Present
	MELDEL Leasing Corporation Number 2, Inc. +	Vice President– Real Estate and Leases	7/07 - Present
	Mellon Bank Community Development Corporation+	Vice President – Real Estate and Leases	11/07 - Present
	Mellon Capital Management Corporation+	Vice President– Real Estate and Leases	8/07 - Present
	Mellon Financial Services Corporation #1+	Vice President– Real Estate and Leases	8/07 - Present
	Mellon Financial Services Corporation #4+	Vice President – Real Estate and Leases	7/07 - Present
	Mellon Funding Corporation+	Vice President – Real Estate and Leases	12/07 - Present
	Mellon Holdings LLC+	Vice President – Real Estate and Leases	12/07 - Present
	Mellon International Leasing Company+	Vice President– Real Estate and Leases	7/07 - Present
	Mellon Leasing Corporation+	Vice President– Real Estate and Leases	7/07 - Present
	Mellon Securities Trust Company+	Vice President – Real Estate and Leases	8/07 - 7/08
	Mellon Trust of New England, N.A. *	Vice President – Real Estate and Leases	8/07 - 6/08
	Mellon Trust Company of Illinois+	Vice President– Real Estate and Leases	8/07 - 7/08
	MFS Leasing Corp. +	Vice President– Real Estate and Leases	7/07 - Present
	MMIP, LLC+	Vice President– Real Estate and Leases	8/07 - Present
	Pontus, Inc. +	Vice President– Real Estate and Leases	7/07 - Present
	Promenade, Inc. +	Vice President – Real Estate and Leases	8/07 - Present
Jeanne M. Login Vice President (continued)	RECR, Inc. +	Vice President – Real Estate and Leases	8/07 - Present
	Tennesee Processing Center LLC*****	Managing Director	5/08 - Present
		Senior Vice President	4/04 - 5/08

	Texas AP, Inc. +	Vice President – Real Estate and Leases	8/07 - Present
	The Bank of New York Mellon*****	Vice President – Real Estate and Leases	7/08 - Present
	Trilem, Inc. +	Vice President – Real Estate and Leases	8/07 - Present

James Bitetto

Secretary

	The Dreyfus Family of Funds++	Vice President and Assistant Secretary	8/05 - Present

	MBSC Securities Corporation++	Assistant Secretary	6/07 - Present

	Dreyfus Service Organization, Inc.++	Secretary	8/05 - Present

	The Dreyfus Consumer Credit Corporation++	Vice President	2/02 - 08/10

	Founders Asset Management LLC****	Assistant Secretary	3/09 - 12/09

*	The address of the business so indicated is One Boston Place, Boston, Massachusetts, 02108.
**	The address of the business so indicated is One Bush Street, Suite 450, San Francisco, California 94104.
***	The address of the business so indicated is 50 Fremont Street, Suite 3900, San Francisco, California 94104.
****	The address of the business so indicated is 210 University Blvd., Suite 800, Denver, Colorado 80206.
*****	The address of the business so indicated is One Wall Street, New York, New York 10286.
+	The address of the business so indicated is One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.
++	The address of the business so indicated is 200 Park Avenue, New York, New York 10166.
+++	The address of the business so indicated is 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.
++++	The address of the business so indicated is White Clay Center, Route 273, Newark, Delaware 19711.
+++++	The address of the business so indicated is 4005 Kennett Pike, Greenville, DE 19804.

Item 32. Principal Underwriters

(a) Other investment companies for which Registrant's principal underwriter (exclusive distributor) acts as principal underwriter or exclusive distributor:

Advantage Funds, Inc.
BNY Mellon Funds Trust
CitizensSelect Funds
Dreyfus Appreciation Fund, Inc.
Dreyfus BASIC Money Market Fund, Inc.
Dreyfus BASIC U.S. Government Money Market Fund
Dreyfus BASIC U.S. Mortgage Securities Fund
Dreyfus Bond Funds, Inc.
Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Connecticut Municipal Money Market Fund, Inc.
Dreyfus Dynamic Alternatives Fund, Inc.
Dreyfus Funds, Inc.
The Dreyfus Fund Incorporated
Dreyfus Government Cash Management Funds
Dreyfus Growth and Income Fund, Inc.
Dreyfus Index Funds, Inc.
Dreyfus Institutional Cash Advantage Funds
Dreyfus Institutional Preferred Money Market Funds
Dreyfus Institutional Reserves Funds
Dreyfus Intermediate Municipal Bond Fund, Inc.
Dreyfus International Funds, Inc.
Dreyfus Investment Funds
Dreyfus Investment Grade Funds, Inc.
Dreyfus Investment Portfolios
The Dreyfus/Laurel Funds, Inc.
The Dreyfus/Laurel Funds Trust
The Dreyfus/Laurel Tax-Free Municipal Funds
Dreyfus LifeTime Portfolios, Inc.
Dreyfus Liquid Assets, Inc.
Dreyfus Manager Funds I
Dreyfus Manager Funds II
Dreyfus Massachusetts Municipal Money Market Fund
Dreyfus Midcap Index Fund, Inc.
Dreyfus Money Market Instruments, Inc.
Dreyfus Municipal Bond Opportunity Fund
Dreyfus Municipal Cash Management Plus
Dreyfus Municipal Funds, Inc.
Dreyfus Municipal Money Market Fund, Inc.
Dreyfus New Jersey Municipal Bond Fund, Inc.
Dreyfus New Jersey Municipal Money Market Fund, Inc.
Dreyfus New York AMT-Free Municipal Bond Fund
Dreyfus New York AMT-Free Municipal Money Market Fund
Dreyfus New York Municipal Cash Management
Dreyfus New York Tax Exempt Bond Fund, Inc.
Dreyfus Opportunity Funds
Dreyfus Pennsylvania Municipal Money Market Fund
Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
Dreyfus Premier GNMA Fund, Inc.
Dreyfus Premier Investment Funds, Inc.
Dreyfus Premier Short-Intermediate Municipal Bond Fund
Dreyfus Premier Worldwide Growth Fund, Inc.
Dreyfus Research Growth Fund, Inc.
Dreyfus State Municipal Bond Funds
Dreyfus Stock Funds
Dreyfus Short-Intermediate Government Fund
The Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Stock Index Fund, Inc.
Dreyfus Tax Exempt Cash Management Funds
The Dreyfus Third Century Fund, Inc.
Dreyfus Treasury & Agency Cash Management
Dreyfus Treasury Prime Cash Management
Dreyfus U.S. Treasury Intermediate Term Fund
Dreyfus U.S. Treasury Long Term Fund
Dreyfus 100% U.S. Treasury Money Market Fund
Dreyfus Variable Investment Fund
Dreyfus Worldwide Dollar Money Market Fund, Inc.
General California Municipal Money Market Fund
General Government Securities Money Market Funds, Inc.
General Money Market Fund, Inc.
General Municipal Money Market Funds, Inc.
General New York Municipal Money Market Fund
Strategic Funds, Inc.

(b)

Name and principal Business address

Positions and offices with the Distributor

Positions and Offices with Registrant
Jon R. Baum*	Chief Executive Officer and Chairman of the Board	None
Ken Bradle**	President and Director	None
Robert G. Capone****	Executive Vice President and Director	None
J. Charles Cardona*	Executive Vice President and Director	None
Sue Ann Cormack**	Executive Vice President	None
John M. Donaghey***	Executive Vice President and Director	None
Dwight D. Jacobsen*	Executive Vice President and Director	None
Mark A. Keleher*****	Executive Vice President	None
James D. Kohley***	Executive Vice President	None
Jeffrey D. Landau*	Executive Vice President and Director	None
William H. Maresca*	Executive Vice President and Director	None
Timothy M. McCormick*	Executive Vice President	None
David K. Mossman***	Executive Vice President	None
Irene Papadoulis**	Executive Vice President	None
Matthew Perrone**	Executive Vice President	None
Noreen Ross*	Executive Vice President	None
Bradley J. Skapyak*	Executive Vice President	President
Gary Pierce*	Chief Financial Officer and Director	None
Tracy Hopkins*	Senior Vice President	None
Denise B. Kneeland****	Senior Vice President	None
Mary T. Lomasney****	Senior Vice President	None
Barbara A. McCann****	Senior Vice President	None
Kevin L. O’Shea***	Senior Vice President	None
Christine Carr Smith*****	Senior Vice President	None
Ronald Jamison*	Chief Legal Officer and Secretary	None
Joseph W. Connolly*	Chief Compliance Officer (Investment Advisory Business)	Chief Compliance Officer
Stephen Storen*	Chief Compliance Officer	None
Maria Georgopoulos*	Vice President – Facilities Management	None
Stewart Rosen*	Vice President – Facilities Management	None
Natalia Gribas*	Vice President – Compliance and Anti-Money Laundering Officer	Anti-Money Laundering Compliance Officer
Karin L. Waldmann*	Privacy Officer	None
Gary E. Abbs***	Vice President - Tax	None
Timothy I. Barrett**	Vice President	None
Gina DiChiara*	Vice President	None
Jill Gill*	Vice President	None
Joanne S. Huber***	Vice President - Tax	None
John E. Lane******	Vice President – Real Estate and Leases	None
Jeanne M. Login******	Vice President – Real Estate and Leases	None
Donna M. Impagliazzo**	Vice President – Compliance	None
Edward A. Markward*	Vice President – Compliance	None
Anthony Nunez*	Vice President – Finance	None
William Schalda*	Vice President	None
John Shea*	Vice President – Finance	None
Christopher A. Stallone**	Vice President	None
Susan Verbil*	Vice President – Finance	None
William Verity*	Vice President – Finance	None
James Windels*	Vice President	Treasurer
James Bitetto*	Assistant Secretary	Vice President and Assistant Secretary
James D. Muir*	Assistant Secretary	None
Barbara J. Parrish***	Assistant Secretary	None
Cristina Rice***	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is One Mellon Bank Center, Pittsburgh, PA 15258.
****	Principal business address is One Boston Place, Boston, MA 02108.
*****	Principal business address is 50 Fremont Street, Suite 3900, San Francisco, CA 94104.
******	Principal business address is 101 Barclay Street, New York 10286.

Item 33.     Location of Accounts and Records

                  1.         The Bank of New York Mellon

                              One Mellon Bank Center

                              Pittsburgh, Pennsylvania 15258

                  2.         DST Systems, Inc.

                              1055 Broadway

                              Kansas City, MO 64105

                  3.         The Dreyfus Corporation

                              200 Park Avenue

                              New York, New York 10166

Item 34.     Management Services

                  Not Applicable

Item 35.     Undertakings

                  None

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York on the 21st day of March, 2011.

THE DREYFUS/LAUREL FUNDS TRUST

BY: /s/ Bradley J. Skapyak* Bradley J. Skapyak, President

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Bradley J. Skapyak* Bradley J. Skapyak	President (Principal Executive Officer)	03/21/11

/s/James Windels* James Windels	Treasurer (Principal Financial and Accounting Officer)	03/21/11

/s/Joseph S. DiMartino* Joseph S. DiMartino	Trustee, Chairman of the Board	03/21/11

/s/James M. Fitzgibbons* James M. Fitzgibbons	Trustee	03/21/11

/s/Kenneth A. Himmel* Kenneth A. Himmel	Trustee	03/21/11

/s/Stephen J. Lockwood* Stephen J. Lockwood	Trustee	03/21/11

/s/Roslyn M. Watson* Roslyn M. Watson	Trustee	03/21/11

/s/Benaree Pratt Wiley* Benaree Pratt Wiley	Trustee	03/21/11

*By:	/s/James Bitetto Attorney-in-Fact

INDEX OF EXHIBITS

Exhibit No.

N(2)     Rule 18f-3 Plan for Dreyfus International Bond Fund, Dreyfus Equity Income Fund, Dreyfus Global Equity Income Fund and Dreyfus Emerging Markets Debt Local Currency Fund.